

Mail Room 3233

July 18, 2016

Via E-mail
Takaaki Matsuoka
Chief Executive Officer
Stemcell Holdings, Inc.
c/o Omotesando Helene Clinic
3-18-17-6F, Minamiaoyama
Minato-ku, Tokyo, 107-0062

> **Re: Stemcell Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 27, 2016**
> **File No. 333-211712**

Dear Mr. Masuoka:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2016 letter.

Certain Relationships and Related Transactions, page 25

1. We note your response to our prior comment 1 where you state that you "…have generated revenue in the amount of 18,684,000 Japanese Yen, about the equivalent of $180,000 USD. This revenue was paid to us on May 31, 2016 and is considered related party revenue as the revenue was paid to the Company by the Helena Beauty Clinic, which our sole officer and director also controls." Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K.

Please contact Folake Ayoola, Senior Attorney, at (202) 551-3633 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief, Office of Real
Estate and Commodities

Cc: V Financial Group, LLC
       Jeff@vfinancialgroup.com